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[LOGO] VERTEX

                                               Vertex Communications Corporation
                                                         2600 N. Longview Street
                                                       Kilgore, Texas 75662-6842
                                                                    903/984-0555


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                                  NEWS RELEASE
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                TriPoint Global Communications, Inc. to Acquire
                       Vertex Communications Corporation
                      for $22.00 per Share or $118,686,383

      Gastonia, NC, and Kilgore, TX (November 12, 1999)--TriPoint Global Communications, Inc., a leading supplier of satellite and wireless communications products and services, and Vertex Communications Corporation (NYSE - VTX), a leader in the design and manufacture of satellite communications earth station products, today announced that they have entered into a definitive agreement under which TriPoint Global Communications, Inc. will acquire Vertex Communications Corporation for $22.00 per share, for an aggregate consideration of $118,686,383.

      Pursuant to the agreement, TriPoint Global Communications, Inc. will begin a tender offer for all outstanding shares of Vertex Communications Corporation for $22.00 per share. TriPoint Global Communications, Inc. expects to commence the offer on November 18, 1999. The offer will remain open for a minimum of 20 business days. Any shares not purchased in the offer will be acquired for the same price in cash in a second-step merger. Vertex will pay a termination fee if the merger agreement is terminated under circumstances specified in the agreement. In addition, certain members of the management and board of directors of Vertex have entered into a shareholder agreement in which they have agreed to tender their shares into the offer and to vote in favor of the merger.

      The merger agreement and the shareholder agreement have been approved by the boards of directors of TriPoint Global Communications, Inc. and Vertex Communications Corporation. The offer and the merger are conditioned upon, among other things, clearance under the Hart-Scott-Rodino Antitrust Improvements Act and the Exon-Florio Act. Assuming the required regulatory approvals and clearances are received, it is anticipated that the acquisition of Vertex Communications Corporation will be completed in December of 1999.

      TriPoint Global Communications, Inc. (www.tripointglobal.com) comprises three groups--RSI, Prodelin, and CSA Wireless Communications. The company is a leading global supplier of satellite and wireless communications products and services.

Vertex Communications Corporation (www.vertexcomm.com) is a leader in the design and manufacture of satellite communications earth station products for worldwide commercial and government use, offering full service from engineering and design to standard products, turnkey installations and site service and maintenance around the world.

          Vertex Communications Corporation, 2600 N. Longview Street
                             Kilgore, TX 75662-6842
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For more information call:

E. Scott Wood
TriPoint Global Communications, Inc.
at 770/689-2059

J. Rex Vardeman, President and CEO or
James D. Carter, Chief Financial Officer
Vertex Communications Corporation
at 903/984-0555

          Vertex Communications Corporation, 2600 N. Longview Street
                             Kilgore, TX 75662-6842


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